Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” in our Form 20-F for the year ended December 31, 2023, or our 2023 Form 20-F, our audited consolidated financial statements and the related notes to our 2023 Form 20-F, and our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2023 and 2024 and the related notes included in our current report on Form 6-K furnished with the SEC on February 20, 2025. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in our 2023 Form 20-F.

Business Overview

iQIYI is a leading provider of online entertainment video services in mainland China. Since the beginning, we have always put content and users at the center, orienting each of our business strategies around delivering superior-quality content and user-friendly entertainment experience. Artistically crafted and imbued with industry expertise distilled from over a decade of operational experience, many iQIYI original titles have secured their places among the most successful IP franchises in the history of Chinese popular entertainment. Designed and refined by our engineers with a deep understanding of the evolving user preferences, our products continue to offer superior entertainment experience for users.

Our platform features a variety of premium video content, in particular iQIYI original dramas and shows. With in-house studios spearheading our original content production, we are home to many acclaimed original drama series and variety show franchises, and have successfully serialized our original content into blockbuster sequels to accumulate and amplify IP value over time. Our in-house content production studios, together with our experienced supporting teams, help us industrialize content production, amass creative talents and produce premium content efficiently. Our original content also includes content produced in collaboration with third-party partners. With valuable experience gained over the past years, we have produced high-quality content that has been well received by the market. In 2024, iQIYI original drama series served as the main driver for premium content supply, accounting for 90% of the newly released drama series with iQIYI popularity index score of over 9,000. We also expand our content offerings through licenses, revenue-sharing, and barter transactions, which supplement our original content. As of December 31, 2024, our comprehensive and diversified video content library boasted over 40,000 professionally produced long-form content titles, including drama series, variety shows, films, cartoons, animations, and others, along with approximately 10,000 mini-dramas.

We have developed diversified monetization models. We generate revenues through membership services, online advertising services and a suite of other monetization methods. Our monetization model fosters an environment for high-quality content production and effective content distribution on our platform, which in turn attracts a large subscriber base of high user engagement, creating a virtuous cycle. Our membership services contribute a significant portion of our revenues. We aim to enhance membership value in order to drive the loyalty, retention and lifetime value of members on our platform.

Results of Operations

The following table summarizes our consolidated results of operations in absolute amounts and as percentages of our total revenues for the periods presented. This information should be read together in conjunction with “Item 5. Operating and Financial Review and Prospects” in our 2023 Form 20-F, our audited consolidated financial statements and the related notes to our 2023 Form 20-F, and our unaudited interim condensed consolidated financial statements and the related notes included in Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on February 20, 2025. The results of operations in any period are not necessarily indicative of our future trends.

Despite the lack of legal majority ownership, our Cayman Islands holding company is considered the primary beneficiary of the variable interest entities and consolidates the variable interest entities and their subsidiaries as required by ASC topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2021		2022		2023		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
									(unaudited)
	(in thousands, except for percentages)
Revenues:
Membership services	16,713,664	54.7	17,710,830	61.1	20,314,216	63.7	15,505,489	64.2	13,660,126	1,946,552	60.4
Online advertising services	7,066,751	23.1	5,331,697	18.4	6,223,903	19.5	4,573,390	18.9	4,280,351	609,945	18.9
Content distribution	3,007,828	9.8	2,562,412	8.8	2,458,610	7.7	1,952,551	8.1	2,440,212	347,727	10.8
Others	3,766,116	12.4	3,392,609	11.7	2,875,922	9.1	2,134,753	8.8	2,231,132	317,934	9.9
Total revenue	30,554,359	100.0	28,997,548	100.0	31,872,651	100.0	24,166,183	100.0	22,611,821	3,222,158	100.0
Operating costs and expenses:
Cost of revenues(1)	(27,513,497)	(90.0)	(22,319,315)	(77.0)	(23,102,492)	(72.5)	(17,569,410)	(72.7)	(16,959,417)	(2,416,698)	(75.0)
Selling, general and administrative(1)	(4,725,142)	(15.5)	(3,466,579)	(12.0)	(4,014,070)	(12.6)	(3,066,264)	(12.7)	(2,799,593)	(398,939)	(12.4)
Research and development(1)	(2,794,927)	(9.1)	(1,899,233)	(6.5)	(1,766,610)	(5.5)	(1,314,739)	(5.4)	(1,327,044)	(189,102)	(5.9)
Total operating costs and expenses	(35,033,566)	(114.6)	(27,685,127)	(95.5)	(28,883,172)	(90.6)	(21,950,413)	(90.8)	(21,086,054)	(3,004,739)	(93.3)
Operating (loss)/income	(4,479,207)	(14.6)	1,312,421	4.5	2,989,479	9.4	2,215,770	9.2	1,525,767	217,419	6.7
Total other expenses, net(2)	(1,532,781)	(5.0)	(1,346,197)	(4.6)	(956,878)	(3.0)	(697,079)	(2.9)	(493,333)	(70,300)	(2.2)
(Loss)/income before income taxes	(6,011,988)	(19.6)	(33,776)	(0.1)	2,032,601	6.4	1,518,691	6.3	1,032,434	147,119	4.6
Income tax expense	(96,545)	(0.3)	(84,000)	(0.3)	(80,047)	(0.3)	(41,574)	(0.2)	(54,857)	(7,817)	(0.2)
Net (loss)/income	(6,108,533)	(19.9)	(117,776)	(0.4)	1,952,554	6.1	1,477,117	6.1	977,577	139,302	4.3

(1)
Share-based compensation expense was allocated as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)
Cost of revenues	173,263	147,045	133,160	99,396	92,040	13,116
Selling, general and administrative	718,377	425,209	314,788	243,717	216,777	30,890
Research and development	327,523	239,187	188,784	141,043	116,640	16,621
Total	1,219,163	811,441	636,732	484,156	425,457	60,627

(2)
We adopted Accounting Standard Update (“ASU”) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) on January 1, 2022 using a modified retrospective transition method. Upon the adoption of ASU 2020-06, all of the proceeds received from the issuance of the existing notes should be recorded as a liability on the balance sheet in accordance with ASC 470-20. The difference between the principal amount of each of the existing notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the existing notes to its face value (i.e., 120% or 130% of the principal amount for the PAG notes) on the respective put dates or maturity dates of the existing notes. For further information, see Note 8 to our unaudited interim condensed consolidated financial statements included in Exhibit 99.1 to our current report on Form 6-K furnished with the SEC on February 20, 2025.

Nine Months Ended September 30, 2024 Compared with Nine Months Ended September 30, 2023

Revenues

Our revenues decreased by 6.4% from RMB24.2 billion in the nine months ended September 30, 2023 to RMB22.6 billion (US$3.2 billion) in the nine months ended September 30, 2024.

Membership services. Our membership services revenue decreased by 11.9% from RMB15.5 billion in the nine months ended September 30, 2023 to RMB13.7 billion (US$1.9 billion) in the nine months ended September 30, 2024, primarily due to a lighter content slate in the nine months ended September 30, 2024 as compared to the same period in 2023.

Online advertising services. Our online advertising services revenue decreased by 6.4% from RMB4.6 billion in the nine months ended September 30, 2023 to RMB4.3 billion (US$610.0 million) in the nine months ended September 30, 2024, primarily due to the decrease in our brand advertising business, partially offset by the growth of performance-based advertising business.

Content distribution. Our content distribution revenue increased by 25.0% from RMB1,952.6 million in the nine months ended September 30, 2023 to RMB2,440.2 million (US$347.7 million) in the nine months ended September 30, 2024, primarily attributable to the increase in the barter transactions.

Others. Other revenues remained relatively stable at RMB2,134.8 million in the nine months ended September 30, 2023 and RMB2,231.1 million (US$317.9 million) in the nine months ended September 30, 2024.

Cost of revenues

Our cost of revenues decreased by 3.5% from RMB17.6 billion in the nine months ended September 30, 2023 to RMB17.0 billion (US$2.4 billion) in the nine months ended September 30, 2024, primarily due to a decrease in the content cost. Content costs1 as a component of cost of revenues were RMB12.3 billion in the nine months ended September 30, 2024, decreasing from RMB12.7 billion for the same period in 2023. The decrease is primarily due to a lighter content slate .

Gross profit

As a result of the foregoing, we recorded gross profit of RMB6,596.8 million and RMB5,652.4 million (US805.5 million) in the nine months ended September 30, 2023 and 2024, respectively. Our gross profit as a percentage of total revenues decreased from 27.3% in the nine months ended September 30, 2023 to 25.0% in the nine months ended September 30, 2024, which was primarily attributable to the decrease in our membership services revenue.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by 8.7% from RMB3,066.3 million in the nine months ended September 30, 2023 to RMB2,799.6 million (US$398.9 million) in the nine months ended September 30, 2024. The decrease was mainly due to disciplined marketing spending.

Research and development expenses

Our research and development expenses remained relatively stable at RMB1,314.7 million in the nine months ended September 30, 2023 and RMB1,327.0 million (US$189.1 million) in the nine months ended September 30, 2024.

Income tax expense

Income tax expense was RMB54.9 million (US$7.8 million) in the nine months ended September 30, 2024, as compared to RMB41.6 million in the nine months ended September 30, 2023.

Net income

As a result of the foregoing, we recorded net income of RMB977.6 million (US$139.3 million) in the nine months ended September 30, 2024 and RMB1,477.1 million in the nine months ended September 30, 2023.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

To supplement our consolidated financial results presented in accordance with GAAP, we use non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income attributable to iQIYI, and free cash flow as our non-GAAP financial measures. The presentation of such non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

We believe that such non-GAAP financial measures provide meaningful supplemental information regarding our operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. We believe that both management and investors benefit from referring to the non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. The non-GAAP financial measures also facilitate management’s internal comparisons to our historical operating performance. We believe the non- GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its

Footnotes:

1 Starting from 2024, certain items within cost of revenues have been reclassified. Personnel compensation expenses directly associated with the acquisition, licensing and production of content have been reclassified under content costs, and non-video content related costs have been removed from content costs. This reclassification has been retrospectively applied to corresponding prior periods.

financial and operational decision making. A limitation of using the non-GAAP financial measures is that the non- GAAP measures exclude certain items that have been and may continue to be for the foreseeable future a significant component in our results of operations. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations. Non-GAAP operating income margin represents non-GAAP operating income divided by total revenues.

Non-GAAP net income attributable to iQIYI, Inc. represents net income attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Free cash flow represents net cash provided by operating activities less capital expenditures. The table below sets forth a reconciliation of our non-GAAP financial measures to their nearest comparable GAAP measures for the periods indicated

	Nine Months Ended
	September 30, 2023	September 30, 2024
	(unaudited)
	(RMB in thousands, except for percentages)
Operating income	2,215,770	1,525,767
Add: Share-based compensation expenses	484,156	425,457
Add: Amortization of intangible assets(1)	15,640	4,599
Operating income (non-GAAP)	2,715,566	1,955,823
Operating income margin (non-GAAP)	11.2%	8.6%

Note:

(1)
This represents amortization of intangible assets resulting from business combinations.

	Nine Months Ended
	September 30, 2023	September 30, 2024
	(unaudited)
	(RMB in thousands, except for percentages)
Net income attributable to iQIYI, Inc.	1,459,236	953,414
Add: Share-based compensation expenses	484,156	425,457
Add: Amortization of intangible assets(1)	15,640	4,599
Add: Disposal (gain)/loss	(89,571)	22,265
Add: Impairment of long-term investments	273,995	178,579
Add: Fair value loss/(gain) of long-term investments	4,139	(12,498)
Add: Reconciling items on equity method investments(2)	9,456	-
Add: Tax effects on non-GAAP adjustments(3)	(784)	(790)
Net income attributable to iQIYI, Inc. (non-GAAP)	2,156,267	1,571,026

Note:

(1)
This represents amortization of intangible assets resulting from business combinations.
(2)
This represents iQIYI’s share of equity method investments for other non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.
(3)
This represents tax impact of all relevant non-GAAP adjustments.

	Nine Months Ended
	September 30, 2023	September 30, 2024
	(unaudited)
	(RMB in thousands, except for percentages)
Net cash provided by operating activities	2,718,014	1,591,042
Less: Capital expenditures(1)	(17,740)	(58,428)
Free cash flow (non-GAAP)	2,700,274	1,532,614

Note:

(1)
Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

Liquidity and Capital Resources

As of September 30, 2024, we had RMB3,241.3 million (US$461.9 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly-liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. As of September 30, 2024, 71.8% of our cash and cash equivalents and short-term investments were held in mainland China, while 51.8% of our cash and cash equivalents and short-term investments were held by the variable interest entities and their subsidiaries. As of September 30, 2024, we had RMB936.3 million (US$133.4 million) in short-term investments. Our short-term investments consist of available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions. Our total current liabilities were RMB21,452.0 million (US$3,056.9 million) as of September 30, 2024, which primarily included RMB6,486.1 million (US$924.3 million) in accounts and notes payable, RMB4,320.9 million (US$615.7 million) in customer advances and deferred revenue, and RMB4,347.1 million (US$619.5 million) in short-term loans. As of September 30, 2024, we had unused credit lines of RMB3.0 billion (US$0.4 billion) and a working capital deficit of RMB11.9 billion (US$1.7 billion).

Accounts and notes payable amounted to RMB5,671.1 million and RMB6,486.1 million (US$924.3 million) as of December 31, 2023 and September 30, 2024, respectively. A substantial majority of our accounts and notes payable are due to content providers. The increase in accounts and notes payable in the nine months ended September 30, 2024 was primarily due to an increase in content acquisition related payables. To finance our operations, we have incurred a significant amount of indebtedness and other liabilities in relation to our convertible senior notes and other financing arrangements. We had only been able to generate positive net cash flows since the second quarter of 2022. We cannot assure you that we will be able to generate sufficient cash flow from our operations or secure additional financing to support the repayment of our indebtedness when our payments become due.

Our current cash and cash equivalents, short-term investments and proceeds and lines of credit/financing available to us and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months.

In December 2022, we issued an aggregate amount of US$500 million convertible notes due January 2028, to PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates, collectively referred to as PAG. In February 2023, we issued to PAG an additional US$50 million principal amount of the notes upon its exercise of the right to subscribe for additional notes in full. As a result, the aggregate principal amount of convertible senior notes due January 2028 issued to PAG, which we refer to as the PAG notes, reached US$550 million (the “PAG notes”). The PAG notes bear an interest rate of 6% per annum and will mature on January 1, 2028. Holders of the PAG notes have the right to require us to repurchase all or part of their notes at a price equal to 120% of the principal amount of the PAG notes plus any accrued and unpaid interest to, but excluding, the repurchase date during the three-month period commencing on December 30, 2025. On January 1, 2028, the maturity date of the PAG notes, we are obligated to pay a premium at 30% of the principal amount of the PAG notes, in addition to repaying the principal amount itself. Our obligations to PAG under the definitive agreements entered into in connection with the PAG notes held by PAG are secured by the equity interests of certain of our subsidiaries and collateralized by partial cash consideration related to certain contracts (the “PAG collateral arrangements”). In September 2023, our subsidiary, iQIYI HK Limited (“iQIYI HK”), entered into a facility agreement with PAGAC IV-4 (Cayman) Limited (“PAGAC IV-4”), an entity affiliated with PAG. Pursuant to the facility agreement, iQIYI HK agreed to provide to PAGAC IV-4 a loan facility in an aggregate amount of US$200.0 million, with an interest rate of 6% per annum. iQIYI HK has a right to require PAGAC IV-4 to repay all or part of the outstanding loan on the early redemption date, or July

1, 2024. Otherwise, the facility can be utilized so long as the PAG notes remain outstanding. At each drawdown, PAG shall release certain restricted cash collateral secured by us under the PAG notes and pledge to iQIYI HK the PAG notes, each in an amount equivalent to the amount of the drawdown. In August 2024, we entered into a new facility agreement with PAG, supplementing the prior facility agreement executed in September 2023. Together, these agreements provide PAG with aggregate loan facilities of up to US$522.5 million, carrying an interest rate of 6% per annum. In August 2024 and in December 2024, PAG had drawn down an additional US$200.0 million and US$122.5 million under the loan facility, bringing the total drawdown under the facility agreements to US$400.0 million as of September 30, 2024 and to US$522.5 million as of December 31, 2024. Following PAG’s total drawdown of US$400.0 million under the facility agreements, PAG’s repurchase right for the US$522.5 million principal of the PAG notes on or shortly after the third anniversary of the issuance date was waived. As of December 31, 2023 and 2024, we had loan receivable due from PAGAC IV-4 with the principal of US$200.0 million and US$522.5 million, respectively. The repayments of PAG notes are secured by the PAG collateral arrangements for which RMB54.5 million cash consideration has been charged as of December 31, 2024 and recorded as long-term restricted cash.

In March 2023, we completed an offering of US$600 million in aggregate principal amount of 6.50% convertible senior notes due March 2028 (the “2028 notes”). Holders of the 2028 notes may require us to repurchase all or a portion of their notes for cash on March 16, 2026 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

We have also entered into the following structured payable arrangements over the past three fiscal years:

•
Since 2020, we have entered into structured payable arrangements with banks or other financial institutions, pursuant to which the suppliers’ receivables collection process was accelerated through selling their receivables from us to the banks or other financial institutions at a discount. We were legally obligated to pay the banks or other financial institutions in the amount totaling RMB1,497.4 million, RMB1,771.1 million and RMB897.8 million (US$127.9 million) for the years ended December 31, 2022 and 2023 and for the nine months ended September 30, 2024, respectively. As of September 30, 2024, the outstanding borrowings from the factoring arrangements was RMB720.9 million (US$102.7 million), which is repayable within one year.

In terms of business and operational initiatives, we will continue to (i) pursue diversified monetization models, including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, and online literature, (ii) work closely with our advertising customers and suppliers to optimize our payment terms, and (iii) strengthen our content production capabilities and improve production efficiency to enhance content quality, increase return on investment, and manage our cost and operating expenses, in particular content costs.

We have taken a series of measures to mitigate such risks, including stepping up efforts in accounts receivable collection as well as actively controlling spending through careful budget formulation, stringent budge implementation and payment arrangements with longer payment period. We are also exploring opportunities to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market transactions and commercial banks. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. See “Item 3D. Risk Factors—Risks Related to Our Business and Industry— We have substantial indebtedness and we may continue to incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations on a timely manner. Deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness and continue our operations” and “Item 3D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected” in our 2023 Form 20-F. Despite our efforts to pursue our fund-raising plans and business initiatives, the successful completion of these plans is dependent on factors outside of our control and there can be no assurances that new financings or other transactions will be available to us on commercially acceptable terms, or at all. In addition, the deterioration in global economic conditions or escalation of geopolitical conflicts and other adverse changes in macro-economic conditions may adversely impact our ability to secure additional financing.

Restrictions on Liquidity and Fund Transfers Under PRC Regulations

We may make additional capital contributions to our mainland China subsidiaries, establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with business operations in mainland China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•
capital contributions to our mainland China subsidiaries must be registered with the SAMR or its local counterparts, and reported to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System; and
•
loans by our company to our mainland China subsidiaries to finance their activities cannot exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits and must be registered with SAFE or its local branches or filed with SAFE in its information system. Any loan to be provided by our company to our mainland China subsidiaries, variable interest entities and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Government Regulations— Regulations on Foreign Exchange” in our 2023 Form 20-F. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our mainland China subsidiaries. This is because there is no statutory limit on the amount of registered capital for our mainland China subsidiaries, and we are allowed to make capital contributions to our mainland China subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the mainland China subsidiaries complete the filing and registration procedures. With respect to loans to the mainland China subsidiaries by our company, (i) if the mainland China subsidiaries determine to adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the mainland China subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our mainland China subsidiaries under this circumstance since we can increase the registered capital of our mainland China subsidiaries by making capital contributions to them, subject to the completion of registration, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the mainland China subsidiaries determine to adopt the foreign exchange administration mechanism as provided in PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the mainland China subsidiary. According to PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our mainland China subsidiaries.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service related foreign exchange transactions.

Our mainland China subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the variable interest entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-mainland China parent companies in the form of dividends. However, current PRC regulations permit our mainland China subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

Cash Flow Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2021	2022	2023	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash (used for)/provide by operating activities	(5,951,847)	(70,569)	3,351,600	2,718,014	1,591,042	226,716
Net cash provided by/(used for) investing activities	1,262,350	265,980	(1,739,515)	(308,881)	(1,549,161)	(220,755)
Net cash provided by/(used for) financing activities	(2,959,455)	4,468,863	(4,285,072)	(4,262,588)	(1,484,540)	(211,546)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(216,696)	122,418	92,039	123,484	(46,089)	(6,560)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(7,865,648)	4,786,692	(2,580,948)	(1,729,971)	(1,488,748)	(212,145)
Cash, cash equivalents and restricted cash at the beginning of the period	10,940,512	3,074,864	7,861,556	7,861,556	5,280,608	752,481
Cash, cash equivalents and restricted cash at the end of the period	3,074,864	7,861,556	5,280,608	6,131,585	3,791,860	540,336

Net cash (used for)/provide by operating activities

Net cash provided by operating activities was RMB1,591.0 million (US$226.7 million) in the nine months ended September 30, 2024, primarily attributable to net income of RMB977.6 million (US$139.3 million), adjusted by non-cash items of RMB10,358.2 million (US$1,476.0 million) and cash outflow from changes in operating assets and liabilities of RMB9,744.7 million (US$1,388.6 million). The decrease in non-cash items compared with the nine months ended September 30, 2023 was primarily due to a decrease of amortization and impairment of produced content and an increase of barter transaction revenue, partially offset by an increase of amortization of licensed copyright. The decrease of cash outflow from changes in operating assets and liabilities compared with the nine months ended September 30, 2023 was primarily due to a decrease in accounts payable and prepayments and other assets, which was offset by an increase in produced contents and other non-current liabilities.

Net cash provided by operating activities was RMB2,718.0 million in the nine months ended September 30, 2023, primarily attributable to net income of RMB1,477.1 million, adjusted by non-cash items of RMB11,198.0 million and cash outflow from changes in operating assets and liabilities of RMB9,957.1 million.

Net cash (used for)/provide by investing activities

Net cash used for investing activities was RMB1,549.2 million (US$220.8 million) in the nine months ended September 30, 2024, primarily due to (i) cash outflow from loans provided to related parties of RMB1,424.9 million (US$203.0 million), (ii) cash inflow from maturities of debt securities of RMB443.0 million (US$63.1 million), and (iii) cash outflow from purchasing of debt securities of RMB438.0 million (US$62.4 million).

Net cash used for investing activities was RMB308.9 million in the nine months ended September 30, 2023, primarily due to (i) cash outflow from purchasing of debt securities of RMB1,358.4 million, and (ii) cash inflow from maturities of debt securities of RMB1,154.9 million.

Net cash (used for)/provided by financing activities

Net cash used for financing activities was RMB1,484.5 million (US$211.5 million) in the nine months ended September 30, 2024, primarily due to (i) cash outflow used for repayments or redemption of convertible senior notes of RMB2,914.2 million (US$415.3 million), and (ii) proceeds from short-term loans of RMB4,026.3 million (US$573.8 million), partially offset by repayments of short-term loans of RMB3,244.9 million (US$462.4 million).

Net cash used for financing activities was RMB4,262.6 million in the nine months ended September 30, 2023, primarily due to (i) cash outflow used for repayments or redemption of convertible senior notes of RMB11,434.5 million, (ii) net cash inflow from issuance of convertible senior notes of RMB4,415.4 million, and (iii) net cash inflow from follow-up offering of RMB3,391.3 million.

Material Cash Requirements

Our material cash requirements primarily include our capital expenditures, long-term debt obligations, operating lease obligations, and purchase obligations.

Our capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers, and construction in process. Our capital expenditures were RMB17.7 million and RMB58.4 million (US$8.3 million) in the nine months ended September 30, 2023 and 2024, respectively.

Our capital expenditures may increase in the future as our business continues to grow. We currently plan to fund these expenditures with our current cash and cash equivalents, short-term investments and anticipated cash flow generated from our operating activities.

We intend to fund our existing and future material cash requirements with our cash provided by operating activities, existing cash and cash equivalents, short-term investments and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

The following table sets forth our contractual obligations by specified categories as of December 31, 2024.

	Payment due by period
	Total	2025	2026	2027	2028	2029 and after
	(in RMB thousands)
Long-Term Debt and Convertible Senior Notes Obligations(1)	12,295,283	735,865	1,397,734	674,962	9,475,751	10,971
Operating Lease Obligations(2)	680,315	98,666	93,591	89,125	85,931	313,002
Purchase Obligations(3)	18,416,989	9,304,783	4,924,724	2,279,480	1,377,274	530,728
Total	31,392,587	10,139,314	6,416,049	3,043,567	10,938,956	854,701

Notes:

(1)
For the definitions and details of the convertible notes included in our long-term debt and convertible senior notes obligations, including their respective detailed terms, see Note 8 to our unaudited interim condensed consolidated financial statements included in Exhibit 99.1 to our current report on Form 6-K furnished with the SEC on February 20, 2025.
(2)
Operating lease obligations represent our obligations for leasing office premises and internet data center facilities.
(3)
Purchase obligations represent our future minimum payments under non-cancelable agreements for licensed copyrights, produced content, property management fees and fixed assets.

Other than the contractual obligations set forth above, we do not have any significant contractual obligations that are long-term debt obligations, capital/operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2024.